14040091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 65577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKBOOK CAPITAL, LLC

OFFICIAL USE ONLY
123234
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE SUITE 2525
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTRY ROAD (Address) SELDEN (City) NEW YORK (State) 11784 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, FRANKLIN OGELE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKBOOK CAPITAL, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIAN LOPES
Notary Public
State of New Jersey
My Commission Expires Dec 17, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBOOK CAPITAL, LLC

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BlackBook Capital, LLC

We have audited the accompanying statement of financial condition of BlackBook Capital, LLC as of December 31, 2013, and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlackBook Capital, LLC as of December 31, 2013, and the results of its operations, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America, the rules of the Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information contained in the supplementary schedules on pages 8 and 9, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 27, 2014

BLACKBOOK CAPITAL, LLC
BALANCE SHEETS
DECEMBER 31, 2013

ASSETS

Current Assets:	
Cash	$ 180,757
Equities @ market	19,600
Due From Broker	203,766
Due From Branch	54,182
Prepaid Expenses	43,975
	502,280
Fixed Assets:	25,862
Less: Accumulated Depreciation	4,747
	21,115
Other Assets:	
Loan Receivable	51,000
Other Receivable	10,312
	61,312
	$ 584,707

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 29,598
Partner's Capital:	555,109
	$ 584,707

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2013

Revenue:	
Commissions	$ 2,366,824
(Loss) on Sale of Securities	(9,040)
Other Income	58,314
	2,416,098
Expenses	2,153,071
Net Income (Loss) Before Taxes	263,027
Members Equity - Beginning of the year	242,082
Capital Contribution	50,000
Members' Equity - End of year End of the year	$ 555,109

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 263,027
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,000
(Increase) Decrease in due from broker	(98,705)
(Increase) Decrease in prepaid expenses	(17,266)
(Increase) Decrease in due from branches	(54,182)
(Increase)Decrease in Securities	(19,600)
Increase (Decrease) in accrued Expenses	(31,490)
Net cash provided by operating activities	44,784
Cash Flows from Investing Activities:	
Purchase of equipment	$(15,932)
Net cash (used in) investing activities	(15,932)
Cash Flows from Financing Activities:	
(Increase) in Loan Receivable	$ (6,000)
(Increase) in Other Receivable	(1,409)
(Decrease) in Loan Payable	(1,969)
Capital contribution	50,000
Net cash provided by financing activities	40,622
Net (Decrease) Increase in cash	69,474
Cash at beginning of year	111,283
Cash at end of year	$ 180,757

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC

STATEMENT OF CHANGES IN PARTNERS CAPITAL

YEAR ENDED DECEMBER 31, 2013

Balance at January 1, 2013	$ 242,082
Capital Contribution	50,000
Net Income (Loss)	263,027
Balance at December 31, 2013	$ 555,109

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC..

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - **ORGANIZATION**: BlackBook Capital, LLC("The Company") is successor to Franklin Christopher Investment Bankers, Inc. BlackBook Capital, LLC was originally formed in the state of Delaware on November 10, 2009 as Franklin Christopher Investments LLC. The company name was changed to Blackbook Capital, LLC effective March 1, 2010. The Company is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer

NOTE 2 - **SUMMARY OF ACCOUNTING POLICIES**: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The company clears its customer accounts through another member broker.

The Company operates as a limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual members recognize profits and losses of the Company and any related tax liability thereon, on the Members income tax return.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3-

INCOME TAXES

No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The Company has accrued $3,000.00 for Local Income Taxes.

The Company follows guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an

BLACKBOOK CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

INCOME TAXES (continued)

income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2013.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 15 months of the reporting date.

NOTE 4 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $100,000 at December 31, 2013. At December 31, 2013 the Company's Net Capital was $270,585 in excess of the required Net Capital.

BLACKBOOK CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 5 **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK** -

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.
The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.
The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 - **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker, the Company is contingently liable for:
-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.
-Failures of a customer of the company to meet any margin call or any maintenance call.
-The Company was involved in one arbitration. Plaintiff stipulated to a permanent stay of arbitration and subsequently terminated the arbitration.
-The Company was sued in Iowa District Court, Polk County for $9,000.00 for alleged violation of TCPA. The Company removed the case to the Federal Court for the Southern District of Iowa Central Division. The Company believes the case has no merit.

NOTE 7 - **LEASE OBLIGATION**: The Company occupies office space in Manhattan for which there is no written lease. The company has paid its monthly rent obligations to date and will be required to pay $12,500 going forward as its fixed monthly rent.

NOTE 8 – **SUBSEQUENT EVENTS**: Management has evaluated all subsequent events through February 25, 2014, the date that these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

BLACKBOOK CAPITAL, LLC..

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2013

Computation of Net Capital:

1.	Total Ownership Equity	$ 555,109
	Add: Allowable Subordinated Liabilities	-
		$ 555,109
3.	Less: Ownership Equity not allowed for net capital	180,584
		374,525
4.	Less: Haircuts on Securities	3,940
	Net Capital	$ 370,585

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	1,973
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	370,585
5.	Excess Net Capital	$ 270,585

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 29,598
7.	Non Aggregate Indebtedness Liabilities	-
		$ 29,598

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC..

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2013

Audited Net Capital	$ 370,585
Net Capital per Focus Part IIA	$ 372,234
Difference	$ 1,651
Accruals	$ 1,651

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2013

Revenue	
Commission income	$ 2,357,784
Other income	58,184
Interest income	130
Total revenue (FOCUS Line 12/PartII A Line 9)	2,416,098
Deductions	
Clearance paid to other SIPC members	160,987
Interest & dividend expense	10
	160,997
SIPC net operating revenue	2,255,101
SIPC-7- General Assessment at .0025	$ 5,638
Less: payment August 5, 2013	2,095
Amount due with SIPC-7, paid in February 2014	$ 3,543

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL, LLC

EXPENSES

YEAR ENDED DECEMBER 31, 2013

Clearing Charges	$160,987
Regulatory Fees	69,196
Commissions	1,623,470
Trading Platform	9,492
Occupancy	64,767
Insurance	6,075
Professional Fees	36,388
Operations	182,696
	$ 2,153,071

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
NEW YORK, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

BlackBook Capital, LLC
New York, New York

Gentlemen:

We have examined the Financial Report of BlackBook Capital, LLC as required by the Financial Industry Regulatory Authority as of December 31, 2013 and have issued a report thereon dated February 27, 2014. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2013 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards, rule 1.16 of the Commodities Futures Trading commission, and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 and rule 1.16 contemplate that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission and to Rule 1.16 of the Commodities Futures Trading Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management, However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2013 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Selden, New York
February 27, 2014

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of BlackBook Capital, LLC
New York, New York

We have examined the financial statements of BlackBook Capital, LLC as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2013 and have issued a report thereon dated February 27, 2014. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of BlackBook Capital, LLC for the year ended December 31, 2013. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2013, to December 31, 2013, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of BlackBook Capital, LLC taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Selden, New York
February 27, 2014